United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            GREKA ENERGY CORPORATION
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    397637109
                                 (CUSIP Number)

            Daniel W. Rabun                           Randeep Grewal
           Baker & McKenzie                       Alexi Holdings Limited
     2001 Ross Avenue, Suite 2300                   Alexi Corporation
          Dallas, Texas 75201                  c/o Greka Energy Corporation
            (214) 978-3000                      630 Fifth Ave., Suite 1501
                                                 New York, New York 10111
                                                      (212) 218-4680

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 2003
                          (Date of Event Which Requires
                            Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

CUSIP No. 397637109                    13D                     Page 2 of 8 Pages


   1     Name of reporting person                                 Randeep Grewal
         IRS Identification No. of above person (entities only)

   2     Check the appropriate box if a member of a group*        (a)   X
                                                                  (b)

   3     SEC use only

   4     Source of funds*                                         PF

   5     Check box if disclosure of legal proceedings is
         required pursuant to Items 2(d) or 2(e)                  |_|

   6     Citizenship or place of organization

       Number of            7    Sole voting power                782,500
         Shares
      Beneficially          8    Shared voting power
         Owned
   By each Reporting        9    Sole dispositive power           782,500
         Person
          with             10    Shared dispositive power

   11    Aggregate amount beneficially owned by each reporting
         person                                                   782,500

   12    Check box if the aggregate amount in row (11) excludes
         certain shares*                                          |_|

   13    Percent of class represented by amount in row (11)       14.3%

   14    Type of reporting person*                                IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 397637109                   13D                      Page 3 of 8 Pages


   1     Name of reporting person                                 Alexi Holdings
         IRS Identification No. of above person (entities only)      Limited

   2     Check the appropriate box if a member of a group*        (a)   X
                                                                  (b)

   3     SEC use only

   4     Source of funds*

   5     Check box if disclosure of legal proceedings is
         required pursuant to Items 2(d) or 2(e)                  |_|


   6     Citizenship or place of organization

       Number of            7    Sole voting power                0
         Shares
      Beneficially          8    Shared voting power              0
         Owned
   By each Reporting        9    Sole dispositive power           0
         Person
          with             10    Shared dispositive power         0

   11    Aggregate amount beneficially owned by each reporting
         person                                                   0

   12    Check box if the aggregate amount in row (11) excludes
         certain shares*                                          |_|

   13    Percent of class represented by amount in row (11)       0%

   14    Type of reporting person*                                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 397637109                   13D                      Page 4 of 8 Pages


   1     Name of reporting person                                 Alexi
         IRS Identification No. of above person (entities only)   Corporation

   2     Check the appropriate box if a member of a group*        (a)  X
                                                                  (b)

   3     SEC use only

   4     Source of funds*

   5     Check box if disclosure of legal proceedings is
         required pursuant to Items 2(d) or 2(e)                  |_|

   6     Citizenship or place of organization

       Number of            7    Sole voting power                0
         Shares
      Beneficially          8    Shared voting power              0
         Owned
   By each Reporting        9    Sole dispositive power           0
         Person
          with             10    Shared dispositive power         0

   11    Aggregate amount beneficially owned by each reporting
         person                                                   0

   12    Check box if the aggregate amount in row (11) excludes
         certain shares*                                          |_|

   13    Percent of class represented by amount in row (11)       0%

   14    Type of reporting person*                                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

Item 1. Security and Issuer.

     The title and class of equity securities to which this Schedule 13D relates is common stock, no par value per share (the "Common Stock"), of Greka Energy Corporation, a Colorado corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 630 Fifth Avenue, Suite 1501, New York, New York, 10111.

Item 2. Identity and Background.

     The names of the persons filing this Statement are Randeep Grewal ("Grewal"), Alexi Holdings Limited, a Cayman Islands company ("Alexi Holdings"), and Alexi Corporation, a Colorado corporation ("Alexi Corporation"). Grewal, Alexi Holdings and Alexi Corporation may be collectively referred to as the "Reporting Persons."

     Alexi Holdings and Alexi Corporation were formed at the direction of Grewal for the purpose of effecting the merger described below in Item 4 and the transactions related to the merger. Neither Alexi Holdings nor Alexi Corporation has engaged in any business except in furtherance of this purpose.

     The principal business address for Grewal is 630 Fifth Avenue, Suite 1501, New York, New York 10111. Grewal is presently principally employed as Chief Executive Officer of the Issuer. Grewal is a citizen of India and a resident of the United States.

     The principal business address of Alexi Holdings is M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Alexi Corporation is 2801-B Santa Maria Way, Santa Maria, California 93454.

     None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     At the date of filing of this Amendment No. 2 to Schedule 13D, Alexi Holdings and Alexi Corporation have entered into a Merger Agreement with the Issuer as described in Item 4. In the event the merger is consummated, Alexi Holdings will pay $6.25 for each outstanding share of common stock of Issuer. Alexi Holdings will require financing in order to consummate the merger, the terms of which require payment of the merger consideration and may require refinancing of the Issuer's existing indebtedness. However, Alexi Holdings has not obtained any firm commitments relative to the source and form of financing for the merger and there can be no assurances that the requisite financing will be obtained.

                                                               Page 6 of 8 Pages

Item 4. Purpose of Transaction.

     As of the date of filing of this Amendment No. 2 to Schedule 13D, Alexi Holdings and Alexi Corporation have entered into a merger agreement with Issuer (the "Merger Agreement") pursuant to which Alexi Holdings will acquire the outstanding shares of Issuer in a "going private" transaction upon the terms and subject to conditions provided in the Merger Agreement. Pursuant to the terms of the Merger Agreement, Alexi Corporation, a Colorado corporation and a wholly-owned subsidiary of Alexi Holdings, will merge with and into Issuer, with Issuer as the surviving entity. Upon consummation of the merger, which is subject to the Issuer's shareholders' approval, Issuer will become a wholly-owned subsidiary of Alexi Holdings. The consummation of the merger is contingent upon, among other things, the approval of the shareholders of the Issuer and the ability of Alexi Holdings to secure financing to pay the consideration described in Item 3 and refinance the Issuer's existing indebtedness, if required by the Issuer's lenders.

     In the event of consummation of the merger, the shares of Common Stock will be delisted from trading on the NASDAQ and deregistered with the Securities and Exchange Commission pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     Except as set forth in this Item 4 and in furtherance of the proposed merger, the Reporting Person presently has no plans or proposals that would relate to or result in any of the actions set forth in Parts (a) through (j) of
Item 4 of Schedule 13-D.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 14, 2003, as of December 31, 2002, there were 4,951,451 shares of Common Stock issued and outstanding. As of May 27, 2003, the Reporting Person beneficially owned 782,500 shares of Common Stock, or approximately 14.3% of the total Common Stock deemed to be outstanding. The number of shares beneficially owned includes options presently exercisable to purchase 520,000 shares. The Reporting Person has the sole power to vote and to dispose of the 782,500 shares.

     During the past 60 days, the Reporting Person has not purchased any shares of Common Stock.

     No other person is known to the Reporting Person to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

                                                               Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth above, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7. Materials to be filed as Exhibits.

1 Merger Agreement by and among Alexi Holdings Limited, Alexi Corporation and Greka Energy Corporation, dated May 27, 2003.

99 Joint Filing Statement by Randeep Grewal, Alexi Holdings Limited and Alexi Corporation dated May 28, 2003.

                                                               Page 8 of 8 Pages
                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 28, 2003


                                             /s/ RANDEEP GREWAL
                                             ------------------
                                             RANDEEP GREWAL


                                             ALEXI HOLDINGS LIMITED


                                             By: /s/ RANDEEP GREWAL
                                             ----------------------
                                                 Randeep Grewal
                                                 Director


                                             ALEXI CORPORATION


                                             By: /s/ RANDEEP GREWAL
                                             ----------------------
                                                 Randeep Grewal
                                                 Authorized Officer